UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Pricing and Closing of $8.5 Million Best Efforts Offering

On October 1, 2025, Cheer Holding, Inc. (the “Company”) priced a best efforts public offering for the sale of units as described below for aggregate gross proceeds to the Company of approximately $8.5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrants offered. The offering was comprised of 12,686,565 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.001 per share (the “Class A Share”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”), one series A warrant to purchase one Class A Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Share (each a “Series B Warrant”). The public offering price of the Units was $0.67 per Unit.

Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Class A Share. The purchase price of each Pre-Funded Warrant was equal to the public offering price per Unit of $0.67 minus $0.001, and the exercise price of each Pre-Funded Warrant is equal $0.001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sold (without regard to any limitation on exercise set forth therein), the number of Class A Shares offered was decreased on a one-for-one basis.

Each of the Series A Warrant and the Series B Warrant has an initial exercise price of $0.7035 per Class A Share and are exercisable beginning on the date of the issuance date and will expire on the one-year anniversary of the issuance date. The exercise price of the Series A and Series B Warrants and the number of Class A Shares issuable upon exercise of the Series A and Series B Warrants will be also be subject to adjustment in the event of share subdivisions, share dividends and other recapitalization events. If at the time of any exercise of either the Series A or Series B Warrants, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Shares underlying the Series A and Series B Warrants to the holder, in lieu of making the cash payment to us upon such exercise, the holder may elect instead to receive upon a “cashless exercise” (either in whole or in part) the number of Class A Shares determined according to the formula set forth in the Series A and Series B Warrants.

A holder of the Series B Warrants may also effect an exercise at a “zero exercise price” at any time while the Series B Warrants are outstanding. Under the zero exercise price option, the holder of Series B Warrants has the right to receive 5.1235 Class A Shares for each Series B Warrant exercised, which will be more than such number of Class A Shares that is issuable upon cash exercise or cashless exercise. Under the zero exercise price option of the Series B Warrants, the maximum number of Class A Shares that may be issued to the holders of Series B Warrants is 65,000,000 in the aggregate.

The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-289372), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2025 and declared effective by the SEC on September 30, 2025.

On October 1, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to 7.0% of the gross proceeds in the offering, a non-accountable expenses allowance of 1% of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $150,000.

Pursuant to the Securities Purchase Agreement and the Placement Agency Agreement, the Company’s directors, executive officers, and certain beneficial owners of 5% or more of our outstanding Class A Shares entered into lock-up agreements with the Placement Agent. Under these agreements, these parties have agreed, subject to specified exceptions, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of any Class A Shares or securities convertible into, or exchangeable or exercisable for, our Class A Shares for 90 days from the closing date of the offering without the prior consent of the Placement Agent.

The offering closed on October 2, 2025. The Company intends to use the net proceeds from the offering for general working capital purposes and other general corporate purposes, including sales and marketing expenses for user acquisition.

Copies of (i) form of the Pre-Funded Warrants, (ii) form of the Series A Warrant, (iii) form of the Series B Warrant, (iv) form of the Securities Purchase Agreement, and (v) the Placement Agency Agreement are attached hereto as Exhibits 4.1, 4.2, 4.3, 10.1, and 10.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Exhibit Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agency Agreement

Incorporation By Reference

This report on Form 6-K and Exhibits 4.1, 4.2, 4.3, 10.1, and 10.2 attached hereto shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

By:	/s/ Bing Zhang
Name:	Bing Zhang
Title:	Chief Executive Officer

Dated: October 2, 2025

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